EXHIBIT 2.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) made and effective the 5th day of April 2013 between:

GeoGlobal Resources (Canada) Inc., a company incorporated under the laws of the Province of Alberta, Canada with its head office at Suite #200, 625 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0K2

(The “Seller” or “GRC”)

AND

GeoGlobal Resources (Barbados) Inc., a company incorporated under the laws of the Island of Barbados, West Indies with its head office at Suite #200, 625 – 4th  Avenue SW, Calgary, Alberta, Canada T2P 0K2

(“GRB”)

AND

Sarus Energy Ltd., a company incorporated under the laws of the Province of Alberta, Canada with offices at Main Floor, 206 – 11th Avenue SE, Calgary, Alberta, Canada T2G 0X8

(The “Buyer” or “Sarus”)

BACKGROUND

A.           The Seller is the beneficial owner of record of an aggregate of 1,000 voting common shares (the “GEB Shares”) with no par value with a subscription price of US$1.00 of GeoGlobal Exploration (Barbados) Inc. (the “Company” or “GEB”).

B.           On March 19, 2013 the Seller and the Buyer entered into a Second Amendment to the Term Sheet executed on November 9, 2012 and amended on January 28, 2013 outlining the basic terms on which the Buyer would acquire 100% of the issued and outstanding shares of GEB from the Seller, subject to certain terms and conditions.

C.           The Seller has agreed to sell and the Buyer has agreed to buy 100% of the issued and outstanding common shares of the Company or GEB Shares of the Seller on the terms and conditions contained in this Agreement.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges; the parties agree as follows:

PART 1
INTERPRETATION

1.1	Defined Terms. In this Agreement the following terms shall have the following meanings:

(a)	“Business Day” means any day which is not a Saturday, Sunday or a statutory holiday in Alberta or the United States of America;

(b)	“Cambay Assets” has the meaning given in paragraph 7.1;

(c)	“Closing” shall mean either the First Closing or the Second Closing or the Initial Acquisition or the Subsequent Acquisition Closing, as the case may be;

(d)	“Closing Date” shall mean either the First Closing Date or the Second Closing Date or the Initial Acquisition or the Subsequent Acquisition Closing, as the case may be;

(e)
“Company” means GeoGlobal Exploration (Barbados) Inc., a company incorporated under the laws of Barbados, West Indies on April 26, 2012 with its registered office at 2nd Floor, Hastings Financial Center, Hasting, Christ Church, Barbados;

(f)
“Encumbrance” means any lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, declaration of trust, right of set–off, option or other encumbrance of any kind;

(g)	“Exclusive Operations” has the meaning given under the Joint Operating Agreements;

(h)	“First Closing” has the meaning given in paragraph 9.1.

(i)	“First Closing Date” means April 12, 2013, or such other date as the parties hereto agree in writing;

(j)	“First Tranche Shares” has the meaning given in paragraph 2.2;

(k)	“GEB Shares” has the meaning given in Recital A;

(l)
“Governmental Authority” means any Canadian (whether federal, territorial, provincial, municipal or local), international or foreign government, governmental authority, quasi–governmental authority, court, self–regulatory organization, commission, tribunal or organization or any agent, subdivision, department or branch of any of the foregoing;

(m)	“Joint Operating Agreements” or “JOAs” means the Joint Operating Agreements executed and governing the operations in each of the Cambay Assets;

(n)	“Material Adverse Change” means any transaction, event, condition, change, circumstance or effect that results in or may reasonably be expected to result in a material adverse change to:

(i)	the business or the financial condition, assets or prospects of the Company; or

(ii)	the value of the Seller’s Shares;

(o)	“Net Revenue Interest Agreement” or “NRI Agreement” means that agreement entered into immediately prior to the Second Closing Date between GEB and GRB;

(p)
“Person” means an individual, legal personal representative, corporation, body corporate, firm,  partnership,  trust,  trustee, syndicate, joint  venture,  limited  liability company, association, unincorporated organization, union, Governmental Authority or other entity or organization;

(q)
“PNl” means Promissory Note 1 in the amount of US$4,999,410, non–interest bearing and fully secured by the 51% of the GEB Shares delivered on the Subsequent Acquisition – Second Closing. In the event PNl is not paid in its entirety by March 31, 2014, the 51% of the GEB Shares will immediately revert back to GRC.

(r)
“PN2” means Promissory Note 2 in the amount of US$7,000,000, non–interest bearing and fully secured by 100% of GEB’s participating interest in the Tarapur Ring Fenced PSC (“RFPSC”). In the event PN2 is not paid in its entirety by March 31, 2014, the 100% of GEB’s participating interest in the Tarapur RFPSC will revert back to GRB.

(s)	“Purchase Price” has the meaning given in paragraph 2.1;

(t)	“Required Consents” has the meaning given in paragraph 5.1;

(u)	“Second Closing” has the meaning given in paragraph 9.3;

(v)	“Second Closing Date” means within seven (7) business days following receipt of the Required Consents including that from the Government of India anticipated to be on or before May 31, 2013;

(w)	“Second Tranche Shares” has the meaning given in paragraph 2.3;

(x)	“Seller’s Shares” means the 100% of the issued and outstanding common shares of GEB;

1.2	Interpretation. In this Agreement, except as otherwise expressly provided:

(a)	the headings to the parts, sections, paragraphs, and schedules of this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement;

(b)	any reference to a part, section, paragraph or schedule is to the relevant part, section, paragraph or schedule of this Agreement;

(c)	words of one gender include all genders, and words in the singular include the plural and vice versa; and

(d)
any reference to a statute includes and is a reference to such statute, and to the regulations made pursuant to it, as amended and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations.

PART 2
SALE AND PURCHASE

2.1
Agreement to Sell and Purchase. The Seller agrees to sell free and clear of all Encumbrances, and the Buyer agrees to purchase for an aggregate purchase price of US$16,000,000 the Seller’s Shares on the terms and conditions contained in this Agreement.

2.2
Initial Acquisition – First Closing. On the First Closing Date, Seller will sell and the Buyer will purchase 49% of the Seller’s Shares being 490 Common Shares (the “First Tranche Shares”) for and at an aggregate purchase price of US$2,000,000 (the “First Tranche Purchase Price”), payable on the First Closing Date by certified funds. Seller hereby irrevocably authorizes and directs the Buyer to pay US$490 of the First Tranche Purchase Price to the Seller by certified funds and the remaining balance US$1,999,510 to GRB by certified funds.

2.3
Subsequent Acquisition – Second Closing. On the Second Closing Date, Seller will sell and the Buyer will purchase 51% of the Seller’s Shares being 510 Common Shares (the “Second Tranche Shares”) for and at an aggregate purchase price of US$14,000,000 (the “Second Tranche Purchase Price”), payable on the Second Tranche Closing Date as follows:

(a)
US$510 payable on the Second Closing Date by certified funds. Seller hereby irrevocably authorizes and directs the Buyer to pay US$510 of the Second Tranche Purchase Price to the Seller by certified funds;

(b)
US$4,999,490 Promissory Note (“PNl”). Seller hereby irrevocably authorizes and directs the Buyer to issue PNl to pay US$4,999,490 of the Second Tranche Purchase Price to GRB. PNl is payable immediately upon (i) a cumulative equity financing in Sarus of $40,000,000 USD; and either (ii) the execution of a farm–agreement between Sarus and GSPC to complete an Appraisal Program within the Cambay Assets; or (iii) the election by Sarus/GEB to complete an Appraisal Program with the Cambay Assets as an Exclusive Operation under the JOAs;

(c)
US$7,000,000 Promissory Note (“PN2”). Seller hereby irrevocably authorizes and directs the Buyer to issue PN2 to pay US$7,000,000 of the Second Tranche Purchase Price to GRB. PN2 is payable immediately upon the occurrence of either (b)(ii) or (b)(iii).

(d)
$2,000,000 USD payable to GRC by the issuance of $2,000,000 USD of shares of Sarus in value at the time of the Second Closing date and warrants to purchase an additional number of shares of Sarus at the same price which would equate to a value of $750,000 USD of shares for a period of eighteen (18) months from the date of the Second Closing.

2.4
The exact timing, structure and nature of the transactions between GGR and Sarus (and their affiliates and subsidiaries) to accomplish the above will be mutually determined by the Parties acting reasonably and in good faith, both during and after having completed their mutual diligence review. The proposed structure of the foregoing transaction and conveyances remains subject to legal and tax review, and the Parties agree to cooperate to structure the SPA in a mutually beneficial manner for tax and regulatory purposes.

2.5
In the unlikely event that Approval of the change in control of GEB is not approved by the Ministry or if the Cambay Assets cannot be rolled into GEB then GGR and Sarus will seek alternative avenues to close the Second Closing acting reasonably and in good faith so that the economic value remains the same.

2.6	Sarus may continue to negotiate to farm–in, purchase or acquire any additional interest in CB–ON–2.

PART 3
SELLER’S REPRESENTATIONS AND WARRANTIES

3.1
Representations and Warranties. In order to induce the Buyer to enter into and consummate this Agreement, the Seller represents and warrants to the Buyer that the following statements set out in this Part 3 are true, accurate and not misleading.

(a)
Authorized and Issued Capital. The authorized share capital of the Company is an unlimited number of voting common shares of no par value of which 1,000 voting common shares are issued and outstanding as of April 12, 2013.

(b)
Insolvency or Amalgamation. No proceedings have been taken or authorized by any Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding–up of the Company or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Company.

(c)
Title to Shares. The Seller is the legal and beneficial owner of the Seller’s Shares referred to in the Recitals above, free of all Encumbrances. The Shares have been validly issued, are fully paid and non–assessable shares in the capital of the Company.

(d)
Competing Rights to Shares. Except as provided in this Agreement, there are no agreements or arrangements in force which provide for the present or future issue, allotment, transfer, redemption, repayment or conversion of any of the Seller’s Shares including, without limitation, any option or right of pre–emption or conversion.

(e)
Capacity of Seller. The Seller has the right and authority to enter into this Agreement on the terms and conditions set out in it and to transfer the legal and beneficial title and ownership of the Seller’s Shares to the Buyer. This Agreement constitutes a valid and binding obligation of the Seller.

(f)
Litigation. Except as publicly disclosed in the Seller’s periodic reports on file with the US Securities and Exchange Commission, there is no action, suit, investigation, claim or proceeding in progress or pending or, to the knowledge of the Seller, threatened against or relating to the Seller or the Company or affecting their assets or the business or which could affect the Seller’s rights to enter into and perform their obligations under this Agreement. So far as the Seller is aware, there are no facts, matters or circumstances which could give rise to any such action, suit, investigation, claim or proceeding. There is no judgement, decree, injunction, rule or order of any court or Governmental Authority outstanding against the Seller or the Company or any of their respective assets.

(g)	Non–Contravention. The performance of this Agreement will not:

(i)
except as expressly referred to in this Agreement, conflict with, or result in the breach of, or constitute a default under, any agreement, arrangement or instrument to which the Seller or the Company is party to, or any Encumbrance, lease, contract, order, judgment, regulation or other restriction or obligation of any kind by which the Seller or the Company or any of their respective assets are bound; or

(ii)	contravene or conflict with any laws or regulations binding upon or applicable to the Seller, the Company or the Shares.

(h)
Governmental Authorization. Except as expressly referred to in this Agreement, the execution, delivery and performance of this Agreement by the Seller requires no action by, consent or approval of, or filing with, any Governmental Authority.

(i)
Advisory Fees. There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee, commission or reimbursement from the Buyer.

(j)
Full Disclosure. The information furnished to the Buyer by or on behalf of the Seller relating to the Seller’s Shares, the Seller and the Company, which includes, among other disclosures, all periodic reports filed by the Seller with the US Securities and Exchange Commission on EDGAR, was when given, and continues to be, true, accurate and complete in all material respects and not misleading and, does not omit to state any material fact which, if disclosed, might reasonably be expected to affect the decision of the Buyer to purchase the Shares.

3.2
Representations at Closing. The representations and warranties of the Seller in this Agreement shall continue to be true, accurate and not misleading up to and including the relevant Closing Date as if each such representation and warranty were repeated at such Closing Date with reference to the facts and circumstances then existing.

3.3
Knowledge and Awareness. If any provision in this Part 3 is qualified by the expression “to the best of the knowledge of the Seller” or “so far as the Seller is aware” or any similar phrases, the knowledge and awareness of the Seller shall be deemed to include such knowledge as would be gained through due and careful enquiries into the subject matter of that provision.

3.4
Reliance. The Seller acknowledge that the Buyer has entered into this Agreement relying on the representations and warranties of the Seller under this Agreement and the rights and remedies of the Buyer with respect to any breach of such representations and warranties shall not be affected by:

(a)	any investigation or independent searches that have been or may be undertaken by or on behalf of the Buyer; or

(b)	any information which is now known, or may become known, to the Buyer or its officers, directors or professional advisers.

PART 4
BUYER’S REPRESENTATIONS AND WARRANTIES

4.1
Representations and Warranties.  In order to induce the Seller to enter into and consummate this Agreement, and in particular to take back shares of the Buyer as part of the sale proceeds, the Buyer represents and warrants to the Seller that the following statements set out in this Part 4 are true, accurate and not misleading.

(a)
Organization and Good Standing. The Buyer is a company duly incorporated, validly existing and in good standing under the laws of Province of Alberta. The Buyer has the capacity and ability to meet its obligations under the respective Production Sharing Contracts, and is willing to provide an unconditional undertaking to the Government of India to assume its Participating Interest share of obligations and to provide guarantees in respect thereof as provided in the Production Sharing Contracts.

(b)	Liquidation event. The Buyer intends to have a liquidation event, which may or may not include going public on a stock exchange, within eighteen months of the Second Closing.

(c)
GEB standstill. The Buyer represents and warrants that until the Promissory Note PNl issued on the Second Closing as described in 2.3, is fully paid in its entirety by way of certified US funds, the Buyer will not cause the issuance of any additional share capital of GEB so as to dilute the security issued and being held as collateral to PNl.

(d)	Capacity. The Buyer has the right and authority to enter into this Agreement on the terms and conditions set out in it and this Agreement constitutes a valid and binding obligation of the Buyer.

(e)	Litigation. There is no legal action or suit pending against any party, to the knowledge of the Buyer that would materially affect this Agreement.

4.2
Representations at Closing. The representations and warranties of the Buyer in this Agreement shall continue to be true, accurate and not misleading up to and including the relevant Closing Date as if each such representation and warranty were repeated at such Closing Date with reference to the facts and circumstances then existing.

PART 5
COVENANTS OF THE SELLER

5.1
Consents. The Seller shall obtain, or shall provide the Buyer with all co–operation or support reasonably required by the Buyer to allow the Buyer to obtain, if applicable, at or before each Closing Date, from all appropriate Governmental Authorities and other Persons any permits, consents, assignments, approvals, certificates, filings, registrations and authorizations required to permit the completion of the transactions contemplated by this Agreement (“Required Consents”), including but not limited to the approval of the joint venture participants and the Management Committee and the consent of the Government of India with respect to the change of control of the Company prior to the Second Closing Date.

5.2
Notification. The Seller shall immediately notify the Buyer in writing of any action or circumstance which may arise between the date of this Agreement and the Closing Date which results, or may result, in:

(a)	a Material Adverse Change;

(b)
a breach of any representation or warranty of the Seller contained in this Agreement, if such representation or warranty were repeated at any time before Closing by reference to the facts and circumstances then existing; or

(c)	any of the information provided in the schedules to this agreement becoming untrue, incorrect or misleading in any material respect.

PART 6
CONDITIONS PRECEDENT

6.1
Buyer’s Conditions Precedent. The obligations of the Buyer to complete the sale and purchase of the Seller’s Shares under this Agreement shall be subject to the fulfillment of each of the following conditions on or before each Closing Date.

(a)
Accuracy of Representations and Warranties. The representations and warranties of the Seller as set out in this Agreement shall be true, accurate and not misleading as at the Closing Date with reference to the facts and circumstances then existing.

(b)	Consents. All Required Consents shall have been obtained from the appropriate Governmental Authorities and other Persons on terms satisfactory to the Buyer prior to the Second Closing Date.

(c)	Performance of Obligations. The Seller shall have performed and complied with all obligations, covenants and agreements to be performed and complied with on or before Closing under this Agreement.

(d)	Due Diligence. The Buyer shall have completed to its reasonable satisfaction a due diligence review of the assets, liabilities, financial position and affairs of the Company.

(e)	Material Adverse Change. There shall have been no Material Adverse Change between the date of this Agreement and the Closing Date.

(f)	Closing Documentation. All documents listed in paragraphs 9.2 and 9.4, as the case may be, shall have been received by the Buyer.

6.2
Waiver/Termination. The conditions contained in paragraph 6.1 are for the exclusive benefit of the Buyer and may be waived by it in whole or in part at any time. If any of the conditions in paragraph 6.1 are not fulfilled or waived on or before the relevant Closing Date, the Buyer shall be relieved of all obligations under this Agreement.

PART 7
ROLL IN ASSETS

7.1
Roll In Assets. During the period after the First Closing Date and before the Second Closing Date, the Seller will cause GRB to roll out and GEB to roll in the entire beneficial and legal interest in the Cambay Assets which comprise of the following specific assets in a tax–efficient manner and on terms and conditions which are standard for a transaction of this nature, acceptable to the Seller and with the full cooperation of the Buyer:

(a)	a 14% participating interest (“PI”) in the CB–ON/2 PSC (Tarapur Mining lease);

(b)	a 14 – 20% PI in the CB–ON/2 Ring Fenced PSC (Tarapur Ring Fenced PSC or Tarapur RFPSC which covers Tarapur North and South) including the extension referred to as Tarapur East;

(c)	a 10% PI in CB–ONN–2003/2 (“Ankleshwar”);

(d)	a 10% PI in CB–ONN–2002/3 (“Sanand/Miroli”); and

(e)
all operational and administrative data, intellectual property and personal property of GRB necessary for the future management, control and conduct of the Roll In Assets and the enterprise and undertakings of the Seller.

7.2
Roll In Assets Consents. The Seller will pursue the approval for the Roll In Assets by way of Non–Objection Certificates from the Joint Venture participants and will use its best efforts to receive Management Committee approval.

7.3
Change of Control. The Seller will pursue the Required Consents, which shall include the approval of the Change of Control of GEB and the waiving of, if any, pre–emptive rights by way of Non–Objection Certificates from the Joint Venture participants and pursuant to Article 28 of the PSC, the Government of India Ministry Approval.

7.4
GRB Tax Benefits. The Seller will pursue the Roll Outs to ensure the economic value of the acquisition remains the same and will use its best efforts to complete this by the Second Closing so that GRB is void of any and all liabilities.

PART 8
SURVIVAL AND INDEMNITY

8.1
Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements of the Seller in this Agreement shall survive Closing and the payment of the purchase price and shall continue in full force and effect for a period of twelve months (12) months from the First Closing Date.

PART 9
CLOSINGS

9.1
First Closing. The sale and purchase of the First Tranche Shares shall be closed (the “First Closing”) at the Seller’s offices at 200, 625 – 4th Avenue SW Calgary, Alberta T2P 0K2 at 10:00 a.m. on April 12, 2013 or on such other date or at such other place as may be mutually agreed upon in writing by the parties (the “First Closing Date”).

9.2	Delivery by Seller on the First Closing Date. On the First Closing Date the Seller shall deliver, or cause to be delivered, the following documents to the Buyer:

(a)	a share certificate representing the First Tranche Shares;

(b)	an opinion of the solicitors for the Seller dated the First Closing Date in form set satisfactory to the Buyer and its counsel;

(c)	evidence appointing two (2) Alternate Members to each Operating Committee and one (1) Alternate Member to each Management Committee of the Cambay Assets;

(d)	evidence of assignment of a voting proxy by any remaining GRB or GEB Operating Committee or Management Committee Member of the Cambay Assets to a representative of Buyer; and

(e)
all such other documents, instruments, records, conveyances, assignments, assurances, consents and certificates which, in the opinion of the Buyer acting reasonably, are necessary to effect and evidence the transfer of the Shares to the Buyer free and clear of all Encumbrances.

9.3
Second Closing. The sale and purchase of the Second Tranche Shares shall be closed (the “Second Closing”) at the Seller’s offices at 200, 625 – 4th Avenue SW Calgary, Alberta T2P 0K2 at 10:00 a.m. on May 31, 2013 or on such other date or at such other place as may be mutually agreed upon in writing by the parties (the “Second Closing Date”).

9.4	Delivery by Seller on the Second Closing Date. On the Second Closing Date the Seller shall deliver, or cause to be delivered, the following documents to the Buyer:

(a)	a share certificate representing the Second Tranche Shares;

(b)
a certificate executed by the Seller certifying that the representations and warranties of the Seller set out in this Agreement are true, accurate and not misleading as at the Closing Date with reference to the facts and circumstances then existing;

(c)	an opinion of the solicitors for the Seller dated the Second Closing Date in form set satisfactory to the Buyer and its counsel;

(d)	Promissory Note 1 in the amount of US$4,999,510, non–interest bearing and fully secured by the share certificate representing the Second Tranche Shares;

(e)	Promissory Note 2 in the amount of US$7,000,000, non–interest bearing and fully secured by 100% of GEB’s participating interest in the Tarapur Ring Fenced PSC (“RFPSC”);

(f)	Executed copy of the Net Revenue Interest Agreement between GEB and GRB;

(g)	Executed copies of all Required Consents referred to in paragraphs 5.1, 7.2 and 7.3; and

(h)
all such other documents, instruments, records, conveyances, assignments, assurances, consents and certificates which, in the opinion of the Buyer acting reasonably, are necessary to effect and evidence the transfer of the Shares to the Buyer free and clear of all Encumbrances.

PART 10
GENERAL

10.1
Notices.  Any notice or communication required or permitted to be given under this Agreement shall be in writing and shall be considered to have been sufficiently given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada to the address or facsimile transmission number of each party set out below:

if to the Buyer:

Sarus Energy Ltd.
Main Floor, 206 – 11th Avenue SE,
Calgary, Alberta, Canada T2G 0X8
Attention: Dean Casorso
Email: dean@fire–creek.com
Fax No:(403)

if to the Seller:

GeoGlobal Resources (Canada) Inc.
Suite 200, 625 – 4th Avenue SW,
Calgary, Alberta, Canada T2P 0K2
Attention: Paul Miller
Email: paul.miller@geogIobal.com
Fax No:+l (403) 777–9199

or to such other address or facsimile transmission number as any party may, from time to time, designate in the manner set out above. Any such notice or communication shall be considered to have been received:

(a)
if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business hours on the next Business Day;

(b)
if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business hours on the next Business Day following confirmation of the transmission; and

(c)
if mailed by prepaid registered post in Canada, upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication shall be delivered by hand or sent by facsimile transmission.

10.2	Time of Essence. Time shall be of the essence of this Agreement.

10.3	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Alberta and applicable Canadian law and shall be treated in all respects as an Alberta contract.

10.4	Submission to Jurisdiction. Each of the parties shall:

(a)	submit to the jurisdiction of the courts of Alberta; and

(b)	if any appointed agent is required, notify the others in writing of the name and address of its appointed agent.

10.5
Entire Agreement. This Agreement and the documents and instruments to be executed and delivered under it constitute the entire agreement between the parties and supersedes any previous agreement or arrangement, oral or written, between the parties. This Agreement and the documents and instruments to be executed and delivered under it, contain all the covenants, representations, and warranties of the respective parties. There are no oral representations or warranties between the parties of any kind. This Agreement may not be amended or modified in any respect except by written instrument signed by each of the parties.

10.6
Confidentiality. Unless required by law or stock exchange requirements, and except for private communications to their respective employees, contractors, bankers, investment bankers, accountants, financial, legal, or other professional advisors, neither Party shall make or permit any public or private announcements or communications in respect of the proposed transactions except with the prior approval of the other Party.

10.7
Currency. All transactions referred to in this Agreement shall be made in lawful currency of Canada in immediately available funds. Any reference to cash in this Agreement includes a reference to cash, certified cheque, bankers draft, wire or electronic transfer.

10.8	Enurement. This Agreement shall enure to the benefit of and shall be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

10.9
Further Assurances. At any time after Closing, the Seller shall at its own expense execute and deliver all such documents and instruments and do all such acts as the Buyer may reasonably require in order to give full effect to the intent and meaning of this Agreement and the transactions contemplated by it.

10.10
Costs and Expenses.   Except as specifically provided otherwise in this Agreement, each party shall be responsible for its own legal fees and other costs and expenses incurred in connection with the purchase and sale of the Shares, all negotiations between the parties and the consummation of the transactions contemplated by this Agreement.

10.11	Assignment. The Buyer acknowledges and agrees that the Agreement may not be assigned.

10.12
Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts (which may be facsimile copies) but shall not take effect until each party has executed at least one counterpart. Each counterpart shall constitute an original but all the counterparts together shall constitute a single agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement as of the date first above written.

SARUS ENERGY LTD.
By: Dean Casorso
/s/ Dean Casorso
Authorized Signatory

GEOGLOBAL RESOURCES (CANADA) INC.
By: Paul Miller
/s/ Paul Miller
Authorized Signatory

GEOGLOBAL RESOURCES (BARBADOS) INC.

By: Paul Miller
/s/ Paul Miller
Authorized Signatory